FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Disclosure:	"Disclosure of share ownership – The Bank of New York Mellon Corporation reports the addition of one of its Group subsidiaries as an indirect holder of shares"

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Disclosure of share ownership

Disclosure of share ownership – The Bank of New York Mellon Corporation reports that its subsidiary BNY Mellon Investment Management Holdings LLC has become an indirect holder of shares of Syngenta AG

Based on Article 20 of the Swiss Stock Exchange Act, Syngenta AG informs as follows:

The Bank of New York Mellon Corporation, One Wall Street, New York, NY 10286, U.S.A., disclosed on January 31, 2013, that its subsidiary BNY Mellon Investment Management Holdings LLC has become an indirect holder of shares of Syngenta AG as of December 4, 2012. The total holding of the Group amounts to 4.15% of the share capital corresponding to 3,791,520 registered shares of Syngenta AG, ISIN CH0011037469, ADRs (ISIN US87160A1007, 1 ADR=0.2 share) corresponding to 73,616 shares and 660 PUT Options (ISIN CH0011037469) equalling a total of 3,865,796 shares.

The contact person within The Bank of New York Mellon Corporation for this notification is Nicholas Darrow, The Bank of New York Mellon Corporation, One Mellon Center, Room 2840, Pittsburgh, PA 15258-0001, U.S.A.

Basel, Switzerland, February 4, 2013

Syngenta AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	February 4, 2013	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration